[Auriga Laboratories, Inc. Letterhead]

October 17, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Auriga Laboratories, Inc. (the “Company”) Form SB-2 Registration Statement, File No. 333-146619

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Chief Executive Officer of Auriga Laboratories, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 10:00 a.m. EST on Thursday, October 18, 2007, or as soon thereafter as is practicable.

In connection with this request, this letter acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Philip S. Pesin

Philip S. Pesin,
Chief Executive Officer